Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business/Financial Editors:
     Enerplus announces cash distribution for February 2009

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     TSX:   ERF.UN
     NYSE:  ERF
     >>

     CALGARY, Jan. 30 /CNW/ - Enerplus Resources Fund ("Enerplus") announces that the monthly cash distribution payable on February 20, 2009 to all
Enerplus unitholders of record on February 10, 2009 has been lowered to $0.18 per unit from the previous amount of $0.25 per unit. The ex-distribution date for this payment is February 6, 2009.
     Enerplus currently has one of the strongest balance sheets in the oil and gas sector. Over the past two months, crude oil and natural gas prices have continued to decrease. With this continued commodity price downturn, combined with on-going uncertainty in the capital markets, we believe it is prudent to reduce distributions to unitholders at this time.
     We believe this will preserve our balance sheet advantage and continue to keep us in a position to improve our asset base through acquisitions. It is our intention to minimize increases in our debt levels outside of any acquisition activities within the context of current spot prices (which are in the range of US$40-$45/bbl for WTI crude oil, CDN$5.00-$5.50/mcf for AECO natural gas, and 1.22 for the CDN/USD exchange rate).
     The CDN$0.18 per unit distribution is equivalent to approximately US$0.15 per unit if converted using a Canadian/US dollar exchange ratio of 1.22. The
U.S. dollar equivalent distribution will be based upon the actual Canadian/US exchange rate applied on the payment date and will be net of any Canadian withholding taxes that may apply.
     Holders of Enerplus Exchangeable Limited Partnership Class B units
(formerly Focus Limited Partnership Class B units) of record on February 10,
2009 will be eligible to receive a distribution of CDN$0.0765 per unit on
February 20, 2009 based on the exchange ratio of 0.425 of an Enerplus trust unit for each Enerplus Exchangeable Limited Partnership Class B unit.

     <<
     Gordon J. Kerr
     President & Chief Executive Officer
     Enerplus Resources Fund
     >>

     Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as
"expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of
Enerplus. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus' filings with the Canadian and U.S. securities authorities. Accordingly, holders of Enerplus Trust Units and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.

     %CIK: 0001126874

     /For further information: Investor Relations at 1-800-319-6462 or e-mail
investorrelations(at)enerplus.com/
     (ERF.UN. ERF)

CO:  Enerplus Resources Fund

CNW 06:00e 30-JAN-09